United States
Securities and Exchange Commission
Washington, DC  20549

FORM 12b-25

Notification of Late Filing

(Check one) :	[ ] Form 10-K	[ ] Form 11-K	[ ] Form 20-F
	[ x] Form 10-Q	[ ] Form N-SAR

For the Period Ended:                                                      March 22, 2008

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.

PART I—Registration Information

Full name of registrant:                                                                Heritage-Crystal Clean, Inc.

Address of principal executive office:                                           2175 Point Boulevard, Suite 375

City, State and ZIP Code                                                              Elgin, Illinois                                           60123

PART II—Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X ]
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c ) The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III—Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

In the course of preparing its Quarterly Report on Form 10-Q for the quarter ended March 22, 2008 (the “first quarter”), Heritage-Crystal Clean, Inc. (the “Company”) discovered that it may be entitled to an increase in the tax basis of its assets as a result of its reorganization and conversion from an LLC to a “C” Corporation in the first quarter of 2008.  In this event, the Company would recognize an additional deferred tax asset. If this deferred tax asset is recognized, the Company would be required to make an adjustment to its first quarter financial statements that were previously reported in a press release of the Company dated May 1, 2008.  The Company is evaluating this potential tax benefit and expects to be able to make a determination and file its Form 10-Q within 5 days. As a result, the Company’s previous disclosures of its first quarter should no longer be relied upon.

As a result of this discovery, the Company will not file its Quarterly Report on Form 10-Q for the quarter ended March 22, 2008 within the prescribed time period. The Company believes that this delay cannot be eliminated without unreasonable effort or expense.

Part IV—Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Greg Ray	847	836-5670
(Name)	(Area Code)	(Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).                                           [ X] Yes              [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      [ X ] Yes              [   ] No

Please see the response set forth in Part III of this Form 12b-25.

Heritage-Crystal Clean, Inc.
(Name of registrant as specified in its charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 7, 2008	By:	/S/ Gregory Ray
Gregory Ray, Chief Financial Officer, Vice President, Business Management and Secretary